UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

ESTERLINE TECHNOLOGIES CORPORATION

(Name of Issuer)

Common Stock, par value $0.20 per share

(Title and Class of Securities)

297425100

(CUSIP Number)

J. Richard Atwood

First Pacific Advisors, LLC

11601 Wilshire Blvd.

Suite 1200

Los Angeles, CA 90025

(310) 473-0225

with a copy to:

Douglas A. Rappaport, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2016

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: First Pacific Advisors, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,690,744
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,690,744
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,690,774
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.6% (1)
(14)	Type of Reporting Person (See Instructions): IA, OO

(1)	Based on 29,396,333 shares of common stock of Esterline Technologies Corporation (the “Issuer”) outstanding as of August 5, 2016, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2016.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: FPA Crescent Fund, a series of FPA Funds Trust
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,863,871
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,863,871
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,863,871
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 9.7% (1)
(14)	Type of Reporting Person (See Instructions): IV

(1)	Based on 29,396,333 shares of common stock of the Issuer outstanding as of August 5, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 125,459
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 125,459
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 125,459
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.4% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 29,396,333 shares of common stock of the Issuer outstanding as of August 5, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: FPA Select Drawdown Fund, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 204,820
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 204,820
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 204,820
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.7% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Based on 29,396,333 shares of common stock of the Issuer outstanding as of August 5, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: FPA Select Fund, a series of FPA Hawkeye Fund, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,665
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,665
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,665
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): Less than 0.1% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 29,396,333 shares of common stock of the Issuer outstanding as of August 5, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 20,574
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 20,574
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,574
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.1% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 29,396,333 shares of common stock of the Issuer outstanding as of August 5, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: FPA Hawkeye Fund, a series of FPA Hawkeye Fund, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 83,561
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 83,561
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 83,561
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.3% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 29,396,333 shares of common stock of the Issuer outstanding as of August 5, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: FPA Hawkeye-7 Fund, a series of FPA Hawkeye Fund, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 117,415
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 117,415
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 117,415
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.4% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 29,396,333 shares of common stock of the Issuer outstanding as of August 5, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: J. Richard Atwood
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,690,774
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,690,774
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,690,774
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.6% (1)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Based on 29,396,333 shares of common stock of the Issuer outstanding as of August 5, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: Steven T. Romick
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,690,774
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,690,774
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,690,774
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.6% (1)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Based on 29,396,333 shares of common stock of the Issuer outstanding as of August 5, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: Brian A. Selmo
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,690,774
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,690,774
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,690,774
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.6% (1)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Based on 29,396,333 shares of common stock of the Issuer outstanding as of August 5, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Schedule 13D

CUSIP No. 297425100

(1)	Name of Reporting Persons: Mark Landecker
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,690,774
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,690,774
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,690,774
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 12.6% (1)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Based on 29,396,333 shares of common stock of the Issuer outstanding as of August 5, 2016, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2016.

Amendment No. 3 to Schedule 13D

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by First Pacific Advisors, LLC (“FPA”), FPA Crescent Fund, a series of FPA Funds Trust (“FPA Crescent Fund”), FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC (“FPA Global Opportunity”), FPA Select Drawdown Fund, L.P. (“FPA Select Drawdown”), FPA Select Fund, a series of FPA Hawkeye Fund, LLC (“FPA Select”), FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC (“FPA Value Partners”), FPA Hawkeye Fund, a series of FPA Hawkeye Fund, LLC (“FPA Hawkeye”), FPA Hawkeye-7 Fund, a series of FPA Hawkeye Fund, LLC (“FPA Hawkeye-7”), J. Richard Atwood, Steven T. Romick, Brian A. Selmo, and Mark Landecker (collectively, the “Reporting Persons”) on June 27, 2016, as amended by Amendment No. 1 filed on September 19, 2016, and Amendment No. 2 filed on September 28, 2016. This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On October 11, 2016, the Reporting Persons, FPA Funds Trust and FPA Hawkeye Fund, LLC (collectively, the “FPA Parties”) entered into Amendment No. 2 to the agreement dated as of September 16, 2016 (“Amendment No. 2”) with the Issuer pursuant to which during discussions between the FPA Parties and the Issuer regarding certain matters relating to the level of the Reporting Persons’ ownership of shares of the Issuer’s Common Stock and certain corporate governance matters (the “Discussions”), the FPA Parties agreed not to purchase or acquire, directly or indirectly, any additional shares of Common Stock of the Issuer until the earlier of (i) 11:59 p.m. on October 17, 2016 or (ii) 72 hours after the FPA Parties provide notice that the Discussions have terminated.

The foregoing description of Amendment No. 2 does not purport to be complete and is qualified in its entirety by reference to the full text of Amendment No. 2, which is filed as Exhibit 99.1 to this Amendment No. 3, and is incorporated herein by reference.

Going forward, the Reporting Persons may have conversations with members of the Issuer’s management team and members of the Issuer’s Board of Directors (the “Board”) regarding multiple topics, including, but not limited to, corporate governance and the composition of the Board, general business operations and strategic alternatives to promote long-term value for the benefit of all shareholders. The Reporting Persons may engage in communications with one or more officers, members of the Board, representatives, shareholders of the Issuer and other relevant parties regarding the Issuer’s business and certain initiatives, which could include one or more of the items in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments and in compliance with any applicable agreements, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer, engage in any hedging or similar transactions with respect to the Issuer’s securities, or may determine to sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure regarding Amendment No. 2 contained in Item 4 is incorporated herein by reference.

Amendment No. 2 is filed as Exhibit 99.1 to this Amendment No. 3 and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Amendment No. 2, dated October 11, 2016, to the Agreement, dated September 16, 2016, by and among Esterline Technologies Corporation, First Pacific Advisors, LLC, FPA Funds Trust, FPA Crescent Fund, a series of FPA Funds Trust, FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC, FPA Select Drawdown Fund, L.P., FPA Select Fund, a series of FPA Hawkeye Fund, LLC, FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC, FPA Hawkeye Fund, a series of FPA Hawkeye Fund, LLC, FPA Hawkeye-7 Fund, a series of FPA Hawkeye Fund, LLC, FPA Hawkeye Fund, LLC, J. Richard Atwood, Steven T. Romick, Brian A. Selmo, and Mark Landecker.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 12, 2016

First Pacific Advisors, LLC

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Crescent Fund, a series of FPA Funds Trust

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	President

FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Select Drawdown Fund, L.P.

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Select Fund, a series of FPA Hawkeye Fund, LLC

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Hawkeye Fund, a series of FPA Hawkeye Fund, LLC

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Hawkeye-7 Fund, a series of FPA Hawkeye Fund, LLC

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

J. Richard Atwood

By:	/s/ J. Richard Atwood

Steven T. Romick

By:	/s/ Steven T. Romick

Brian A. Selmo

By:	/s/ Brian A. Selmo

Mark Landecker

By:	/s/ Mark Landecker